UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Heska Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

42805E-306

(CUSIP Number)

CMC Master Fund, L.P. c/o C.M. Capital Advisors, LLC 525 University Avenue, Suite 200 Palo Alto, CA 94301 Attn: Fernando Sucre Telephone: (650) 326-6480 Facsimile: (650) 325-4762

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 42805E-306

1.	Names of Reporting Persons. CMC Master Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 526,045
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 526,045
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 526,045
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.8%
14.	Type of Reporting Person (See Instructions): PN

CUSIP NO. 42805E-306

1.	Names of Reporting Persons. CMC Master Fund Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 526,045
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 526,045
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 526,045
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.8%
14.	Type of Reporting Person (See Instructions): OO

Item l. Security and Issuer

This Amendment No. 2 amends the Schedule 13D filed September 4, 2009, as amended by Amendment No. 1 thereto filed March 8, 2012, relating to the shares of common stock, par value $0.01 per share (the “Common Shares”), of Heska Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3760 Rocky Mountain Avenue, Loveland, Colorado 80538. This Amendment No. 2 further amends the information contained in the Schedule 13D, as amended, to the extent set forth herein.

Item 2. Identity and Background

This Amendment No. 2 to Schedule 13D is filed by and on behalf of CMC Master Fund, L.P., a Delaware limited partnership (“CMC Master Fund”), and CMC Master Fund Partners, LLC, a Delaware limited liability company and the sole general partner of CMC Master Fund (the “General Partner,” and collectively with CMC Master Fund, the “Reporting Persons”). The principal business of CMC Master Fund is to hold investments in public equities and debt securities and to make private equity and other alternative asset investments. The principal business of the General Partner is to be General Partner of CMC Master Fund. The sole member of the General Partner is Century Advantage Limited, a British Virgin Islands corporation (“Century”). The sole stockholder of Century is the CCM & LBJ (2006) Trust (the “Trust”), of which the trustee is CCM Trust (Cayman) Limited, a Cayman Islands corporation (the “Trustee”). Century, as the sole member of the General Partner, and the Trustee, as Trustee of the Trust and by virtue of the Trust’s ownership of Century, may be deemed to share investment discretion and voting authority with respect to the securities covered by this Statement, but disclaim beneficial ownership of such securities. The principal business of Century is owning the General Partner. The principal business of the Trustee is to be Trustee of the Trust, and the principal business of the Trust is investments.

Johnson Cha and Priscilla Chou are the directors of the General Partner, in which capacity they may be deemed to share voting control and dispositive power over the securities covered by this Statement. Johnson Cha, Priscilla Chou, Payson Cha and Madeline Wong are the directors of Century, the sole member of the General Partner, in which capacity they may be deemed to share voting control and dispositive power over the securities covered by this Statement. The executive officers of the General Partner are: Bruce W. Madding (Chief Executive Officer, President and Chief Operating Officer), Jenchyn Luh (Executive Vice President and Assistant Secretary) and Fernando Sucre (Chief Financial Officer). The principal occupation of Bruce W. Madding, Jenchyn Luh and Fernando Sucre is business executive at C.M. Capital Advisors, LLC. The principal occupation of Johnson Cha is business executive at Mingly Corporation. Priscilla Chou is a retired business executive. The principal occupation of Payson Cha is Chairman of the Board of HKR International Limited in Hong Kong. The principal occupation of Madeline Wong is Director of Cha Enterprise Limited. Bruce Madding, Jenchyn Luh, Fernando Sucre, Johnson Cha, Priscilla Chou, Payson Cha and Madeline Wong disclaim beneficial ownership of the securities covered by this Statement. Bruce Madding, Jenchyn Luh, Fernando Sucre, Johnson Cha and Priscilla Chou, Payson Cha, Madeline Wong, Century, the Trustee, as Trustee of the Trust, and the Reporting Persons, are hereinafter collectively referred to as the “Disclosing Persons.”

During the last five years, none of the Disclosing Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The address of the principal office, or business address, of each Disclosing Person other than Johnson Cha, Priscilla Chou, Payson Cha, Madeline Wong, Century and the Trustee is 525 University Avenue, Suite 200, Palo Alto CA 94301. The business address of Johnson Cha and the mailing address of Priscilla Chou is the Mingly Corporation, Suite 3701, 37th Floor Jardine House, 1 Connaught Place, Central Hong Kong. The business address of Payson Cha is 55 Shouson Hill Road, Hong Kong. The business address of Madeline Wong is 3708 Jardine House, 1 Connaught Place, Central, Hong Kong. The business address of Century is c/o Cha Enterprise Limited, Room 3708 Jardine House, 1 Connaught Place, Central, Hong Kong. The address of the principal office of the Trustee is Walker House, Mary Street, PO Box 908 GT, George Town, Grand Cayman, Cayman Islands. Bruce Madding, Jenchyn Luh, Fernando Sucre and Priscilla Chou are all citizens of the United States. Johnson Cha and Madeline Wong hold Canadian citizenship. Payson Cha is a citizen of Hong Kong.

Item 5. Interest in Securities of the Issuer

(a) At the close of business on October 12, 2012, the Reporting Persons beneficially owned 526,045 Common Shares, which constitute approximately 9.8% of the class outstanding. The aggregate percentage of Common Shares reported beneficially owned by the Reporting Persons is based upon 5,360,708 Common Shares outstanding at October 5, 2012, according to the Issuer’s Schedule 13E-3, Amendment No. 1 filed with the Securities and Exchange Commission on October 9, 2012. All of the Common Shares beneficially owned by the Reporting Persons are held directly by CMC Master Fund.

(b) The Reporting Persons have shared power to vote or direct the voting of, and to dispose or direct the disposition of, all the Common Shares beneficially owned by the Reporting Persons.

(c) During the past 60 days, CMC Master Fund effected the following open market sales of Common Shares on such dates, in the amounts and at the weighted average per share prices (excluding brokerage fees) indicated:

Trade Date	Number of Shares Sold	Highest Price Per Share	Lowest Price Per Share	Weighted Average Price Per Share
October 2, 2012	400	$9.50	$9.50	$9.50
October 3, 2012	10,602	$9.61	$9.50	$9.5445
October 4, 2012	9,600	$9.54	$9.50	$9.5022
October 5, 2012	14,462	$9.58	$9.50	$9.5339
October 8, 2012	2,452	$9.50	$9.50	$9.50
October 9, 2012	2,630	$9.50	$9.50	$9.50
October 10, 2012	5,324	$9.52	$9.50	$9.5095
October 11, 2012	3,911	$9.53	$9.50	$9.5008
October 12, 2012	3,619	$9.50	$9.50	$9.50

The Reporting Persons undertake to provide upon request to the staff of the Securities and Exchange Commission full information regarding the number of shares sold at each separate price.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares covered by this Statement.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

99.1	Joint Filing Agreement (furnished herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2012

CMC MASTER FUND, L.P.

By: CMC Master Fund Partners, LLC, its general partner

By:	/s/ Fernando Sucre
Name:	Fernando Sucre
Title:	Senior Vice President and CFO

CMC MASTER FUND PARTNERS, LLC

By:	/s/ Fernando Sucre
Name:	Fernando Sucre
Title:	Senior Vice President and CFO

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Joint Filing Agreement (furnished herewith)